Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

  NEWS RELEASE

LAKE SHORE GOLD INTERSECTS WIDE, HIGH-GRADE GOLD MINERALIZATION AT 144 PROPERTY, CONFIRMS EARLIER GOLD DISCOVERY NEAR THUNDER CREEK DEPOSIT

•	First hole in new surface drill program at 144 Property intersects 5.37 grams per tonne (“gpt”) over 46.0 metres (“m”), including 21.87 gpt over 6.0 m and 12.54 gpt over 4.4 m

•	Intersections confirm presence of high-grade gold mineralization within 770 m of Thunder Creek Deposit, first discovered from 2012 drill program

•	Zone open for expansion both along strike and to depth below the 700 m elevation

•	Proximity to Timmins West Mine allows access to Zone from existing mine infrastructure at Thunder Creek

•
Elevated gold mineralization associated with broad corridor of alteration and deformation containing multiple porphyry intrusions and occurrences of visible gold extending from Thunder Creek southwest to 144 South (3 km distance)

•	Work continuing with two drills active and third drill currently being mobilized.

TORONTO, ONTARIO -- (Marketwired – October 7, 2014) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced results from the first drill hole (1,290m) of a new 10,000 m surface drilling program at the Company’s 144 Property (“144” or the “Property”). The 144 Property is located immediately southwest of the Timmins West Mine Thunder Creek Deposit and covers about 4.0 kilometres of the same volcanic/ultramafic intrusive/sedimentary contact (the TC-144 Trend) that hosts both Thunder Creek and Timmins Deposit. The Property includes three main target areas, including the 144 Gap (adjacent to Thunder Creek), 144 North and 144 South. The new drill program, launched in August, is initially targeting the 144 Gap, with drilling also to include holes in both the 144 North and 144 South targets.

Tony Makuch, President and CEO of Lake Shore Gold, commented: "We are extremely pleased with the results from the first hole of our new drill program. Since our last program at 144 in 2012, we have continued to study and access the area and feel we have a very good understanding of the geology and exploration potential of 144. The Property shares the same geological structure as both the Timmins Deposit and Thunder Creek and, with continued exploration success, could effectively transform Timmins West Mine from an operation with two deposits, to a mining complex with multiple deposits over a long mineralized trend. Today’s results not only confirm the presence of wide, high-grade gold mineralization close to Thunder Creek, but expand the target area from the intersections in the discovery hole drilled in 2012. While it is still early days in terms of accessing the Property, 144 is clearly a high-priority target and we are adding a third drill in order to accelerate the evaluation of its potential. We look forward to continuing the drill program and to receiving additional results."

Significant intercepts include 5.37 gpt over 46.0 m, including 21.87 gpt over 6.0 m and 12.54 gpt over 4.4 m, as well as 4.06 gpt over 5.1 m, including 32.30 gpt over 0.3 m and 21.0 gpt over 0.4 m and 5.76 gpt over 1.2 m.

The new intersections are 770 m southwest of the Thunder Creek Deposit, at the TC Gap Target and designed to cross the TC-144 Trend approximately 775 metres below surface and 125 m down dip of previously drilled Hwy-12-40, which intersected 13.54 gpt over 2.0 m and 6.07 gpt over 3.0 m within a broader interval of 1.42 gpt over 37.1 m (see press release dated January 21, 2013).  There is little to no other drilling to test the TC-144 corridor at or below this elevation anywhere else on the Property, with the exception of Hwy-12-43, which was collared at 144 North and intersected 5.10 gpt over 3.0 m and 3.33 gpt over 6.9 m, including 10.18 gpt over 1.7 m. The maximum average depth tested to date at 144 south is 400 m below surface with some of the best values being from Hwy-12-45, which intersected 2.01 gpt over 41.7 m, including 14.76 gpt over 3.0 m near the 375 m level.

The bulk of mineralization in the new hole is closely associated with a broad zone of hydrothermal alteration and deformation measuring up to 100 m wide containing multiple syenite porphyry intrusions, quartz veining, pyrite, scheelite and/or galena and visible gold. The zone of alteration is hosted mainly by volcanic rocks and bounded to the northwest by a  large pyroxenite intrusion and to the southeast by sedimentary rocks.

Additional significant mineralization was encountered at depths up to 200 meters below the broad alteration zone and includes 3.49 gpt over 2.40 m near a highly sheared and altered contact between volcanic and sedimentary rocks near the bottom of the hole at the 1,070 m Level.

Preliminary interpretation is now indicating a continuous corridor of alteration and elevated gold mineralization extending southwesterly from Thunder Creek through to 144 South (a distance of 3 kms) with certain blocks along the corridor being locally shifted either horizontally or vertically.  Application of the model to the area drilled by Hwy-14-48 suggests that these new zones lie within a block of ground that has been moved to the south and downwards relative to Thunder Creek such that the top of porphyry intrusions and gold mineralization start slightly deeper than at Thunder Creek. Based on the close proximity to Timmins West Mine, the new Zone in the 144 Gap is very accessible from existing infrastructure at Thunder Creek.

Drilling is currently ongoing at the 144 Project with two drills, one drilling at the TC Gap and the other at 144 South. A third drill is currently being mobilized to the site to accelerate drilling at the TC Gap.

Qualified Person

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the Highway 144 Property is Vice-President Exploration, Eric Kallio, P.Geo. who, as a QP, has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Kallio is an employee of Lake Shore Gold.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish.  Select zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security sealed bags for preparation at ALS Minerals Preparation facility located either in Sudbury, ON, or to Val d’Or Quebec and the pulps are subsequently shipped to the ALS Minerals assay laboratory facility in Val d’Or, Quebec (or rarely in North Vancouver, B.C for fire assay.  These ALS Minerals facilities are all registered ISO 9001-2008 (CERT-0051527).  The Val d’Or assay laboratory is SCC ISO/IEC 17025:2005 Accredited (#689) and the North Vancouver, BC assay laboratory is also SCC ISO/IEC 17025:2005 Accredited (#579).

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298

Table 1: List of Significant Composite Intervals From New Drilling

Hole Number	Area	Thunder CK Section No.		From (m)	To (m)	Interval (m)	Grade (gpt)	Cut Grade (to 90gpt)	Comment
HWY-14-48	144-Gap	8650		857.60	903.60	46.00	5.37	5.10	Porphyry; VG
			incl.	872.00	878.00	6.00	21.87	20.71
			and incl.	899.20	903.60	4.40	12.54	11.24

				937.00	938.00	1.00	5.44	5.44	Porphyry

				960.00	961.20	1.20	5.76	5.76	Mafic volc.

				970.60	975.70	5.10	4.06	4.06	Porphyry; VG
			incl.	971.30	971.60	0.30	32.30	32.30	VG
			and incl.	975.30	975.70	0.40	21.00	21.00	VG

				986.00	988.90	2.90	2.34	2.34	Mafic volc.

				1193.10	1195.50	2.40	3.49	3.49	Altered Sediments

Figure 1. Plan Map

N
TC10-85A
8.02gpt / 2.00m
HWY-12-40
1.42gpt / 37.10m
incl. 13.54gpt / 2.00m
and incl. 6.07gpt / 3.00m
HWY-12-43
5.10gpt / 3.00m
incl. 10.35gpt / 1.00m
3.33gpt / 6.90m
incl. 10.18gpt / 1.70m
THUNDER CREEK DEPOSIT
HWY-14-48
5.37gpt / 46.00m
incl. 21.87gpt / 6.00m
and 12.54gpt / 4.40m
4.06gpt / 5.10 m
incl. 32.30gpt / 0.30m
and 21.0gpt / 0.40m
5.76gpt / 1.20m
3.49gpt / 2.40m
GAP AREA
144 NORTH
144 SOUTH
144
HWY-12-45
2.01gpt / 41.70m
incl. 14.76gpt / 3.00m
Legend
New Drill Results
Selected Previous Results
Thunder Creek Deposit
LSG Historical Collars
Historical Drillholes
Mineralized Corridor
Interpreted Faults
Mafic Volcanics
Porphyritic Syenite
Ultramafic Volcanic
Ultramafic Intrusive
Metasediments
Lake
Wetland
River
LAKE SHORE GOLD CORP
Highway and Thunder Creek Drilling on Geology Compilation
0
250
500
Meters
457000
458000

Figure 2. Cross Section Through 144 Gap Area

6250
6500
6750
7000
SURFACE
10000
9750
9500
9250
9000
THUNDER CREEK
765 mL
HWY-12-40
1.42gpt / 37.10m
incl. 13.54gpt / 2.00m
and incl. 6.07gpt / 3.00m
HWY-12-46
6.39gpt / 1.70m
HWY-12-40
2.71gpt / 8.00m
HWY-14-48
5.37gpt / 46.00m
incl. 21.87gpt / 6.00m
and 12.54gpt / 4.40m
HWY-14-48
4.06gpt / 5.10m
incl. 32.30gpt / 0.30m
and 21.0gpt / 0.40m
5.76gpt / 1.20m
HWY-14-48
3.49gpt / 2.40m
HWY-12-46
HWY-12-40
HWY-14-48
Legend
New Drill Results
Selected Previous Results
Alteration Zone
Mafic Volcanics
Porphyritic Syenite
Ultramafic Intrusive
Monzonite
Sediments
Diabase
0
100
200
Meters
LAKE SHORE
GOLD CORP.
SECTION 8650N
SIGNIFICANT NEW DRILL RESULTS
LOOKING NORTHEAST
Date: October 6, 2014
Name: AF

Figure 3. 3D View

144 – High Potential Exploration Target

Pursuing Continuation of Key Sedimentary/Volcanic Contact

144SW
144 South
144 North
Section Line
TC-144 Gap
Thunder Creek
Timmins Deposit
1.6 kms
Open
770 m
HWY-11-19
1.02/51.65m
Incl.3.28/4.65m.
And 5.14 gpt/3.0m
HWY-11-28
12.60 gpt/1.3m
1.30 gpt/57.7m
Incl. 4.06 gpt/7.6m
HWY-12-45
2.01 gpt/41.7m
Incl. 14.76 gpt/3.0m
HWY-12-43
5.10 gpt/3.0m
Incl. 10.35 gpt/1.0m
3.33 gpt/6.9m
And 10.18 gpt/1.7m
HWY-12-40
13.54 gpt/2.0m
6.07 gpt/3.0m
NEW HOLE
OCTOBER 2014
HWY-14-48
5.37 gpt/46.0m
Incl. 21.87 gpt/6.0m
And 12.54 gpt/4.40m
4.06 gpt/5.1 m
1km Lv
Syenite Intrusives
* View looking to west
Previous drilling
New drilling